EXHIBIT 99-3

	Jackson Fund Services
	Fidelity Bond Coverage Requirements
	Determination Date: 6/19/12

		Total Assets (as of 6/19/12)	Minimum Amount of Bond for Joint Coverage

	JNL Series Trust	$ 79,320,275,811	$ 2,500,000	1
	JNL Variable Fund LLC	10,308,550,010	2,500,000	1
	JNL Investors Series Trust	2,548,283,192	1,900,000
		Total	$ 6,900,000

		Current Bond Coverage	$ 7,000,000	2

		Excess Coverage	$ 100,000

1	Maximum coverage required.
2	Expires on 6/24/13
	(Federal Insurance Company (Chubb))